

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 18, 2008

Shengcheng Wang
Chairman and Chief Executive Officer
China Mass Media International Advertising Corp.
6th Floor, Tower B, Corporate Square, 35 Finance St.
Xicheng District, Beijing 100032
People's Republic of China

> **Re:** **China Mass Media International Advertising Corp.**
> **Registration Statement on Form F-1**
> **Filed July 11, 2008**
> **File No. 333-152305**

Dear Mr. Wang:

We have reviewed your filing and the draft disclosure you submitted to us on July 18, 2008, and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note the updated interim financial information you intend to provide in a recent developments section in your Form F-1, submitted supplementally to us on July 18, 2008. Pursuant to Item 8.A.5 of Form 20-F, please update your selected financial data, financial statements, management's discussion and analysis, and any other applicable disclosure, to present your most current and comparative interim period results of operations, financial position, and cash flows. Also, please provide in MD&A a comparative discussion of your six month results of operations and liquidity.

2.   Please identify the significant customer who filed the lawsuits against you in April 2008 where you mention the lawsuits throughout the prospectus. Disclose the amount and percentage of revenues attributable to this customer in prior periods where you discuss the impact of these lawsuits and the loss of this customer on your results of operations.

3.   Summarize your results of operations for the quarter ended June 30, 2008 in the prospectus summary. Briefly discuss material trends evidenced by your June 30, 2008 results, such as your decreased revenues and net income in the three months ended June 30, 2008 compared to the three months ended March 31, 2008.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Andrew Mew, Staff Accountant, at (202) 551-3459 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Knight, Attorney-Adviser, at (202) 551-3370, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me at (202) 551-3810 with any other questions.

                                                        Sincerely,

                                                        /s/ Jay Knight

                                                        for Larry Spirgel
                                                        Assistant Director

cc: by facsimile to (86-10) 6563-6002
        Alan Seem, Esq.
        Shearman & Sterling LLP